

Mail Stop 7010

April 11, 2008

<u>via U.S. mail and facsimile</u>

Mr. Matthew L. Harriton
President and Chief Executive Officer
Aquamatrix, Inc.
305 Madison Avenue, Suite 4510
New York, NY 10165

> **RE: Aquamatrix, Inc.**
> **Form 8-K Item 4.01**
> **Filed February 11, 2008**
> **Form 8-K/A Item 4.01**
> **Filed March 19, 2008**
> **File # 000-28307**

Dear Mr. Harriton:

     We have completed our review of your filing and amendment and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3739.

          Sincerely,

          Ryan Rohn
          Staff Accountant